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                            June 4, 2020

       Alexander Henderson
       Chief Financial Officer
       Toga Limited
       2575 McCabe Way
       Suite 100
       Irvine, CA 92614

                                                        Re: Toga Limited
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2019
                                                            Filed November 14,
2019
                                                            File No. 001-39052

       Dear Mr. Henderson:

              We have reviewed your May 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 23, 2020 letter.

       Form 10-K for the Fiscal Year Ended July 31, 2019

       Item 9A. Controls and Procedures
       Evaluation of Internal Controls and Procedures, page 41

   1. We note your response to comment 3 and understand you will amend the filing to disclose the identification of a
material weakness and the remediation steps taken by management to address it. Please
have your independent auditors provide an attestation report on the effectiveness of your
internal control over financial reporting (ICFR) at July 31, 2019.
                                                        Refer to Item 308(b) of
Regulation S-K.
 Alexander Henderson
FirstName LastNameAlexander Henderson
Toga Limited
Comapany NameToga Limited
June 4, 2020
June 4, 2020 Page 2
Page 2
FirstName LastName
2. Referencing the final paragraph of your Evaluation of Internal Controls and Procedures
         (ICFR), please revise your explanation regarding the company not being an accelerated filer or large accelerated filer, and why it is not required to have management's assessment of ICFR attested by your independent public accountants pursuant to
Item 308(b) of
         Regulation S-K.
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Mr. Jeffrey Berg, Baker & Hostetler